Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: October 19, 2021

Mr. Aggarwal:

April, thanks for kicking us off and thank you all for joining us! We are excited to tell you about how we plan to transform the meetings and events industry. Let me take a minute and introduce my team.

I’m Reggie Aggarwal, the Founder and CEO of Cvent. With me is Chuck Ghoorah – Cofounder, President of Sales and Marketing, Dave Quattrone – Cofounder, CTO, Billy Newman – CFO, Brian Ludwig SVP, Head of EC Sales, Bharet Malhotra SVP, Head of HC Sales, Pete Floros, SVP of Product Management, McNeel Keenan, VP of Virtual Products, and Taylor Gilland from Dragoneer.

Before we jump into the deck, I wanted to go over a few ground rules for today’s presentation. I hope you had a chance to read our S4, our investor presentations, and the simple overview of our products and their features. We really appreciated getting your questions in advance. We’ve woven many of your questions into our presentation & after each section, will answer some others. Because of limited time and disclosure rules, we won’t necessarily be able to get to every question, but we will do our best. We will also have an opportunity to answer additional questions when I talk to each of you individually in the coming months. Now in terms of our financials, we haven’t closed the books on Q3. We will be releasing those numbers in November. All our numbers in the presentation are through June 30, the end of Q2. Additionally, because were a SPAC and Dragoneer is already trading, there are different disclosure rules than you would see at a typical IPO Analyst Day. This limits our ability to discuss certain nonpublic information more so than a typical IPO. So please just keep that in mind that we are a bit more limited. The final point I want to make is because we are still early in the process, we are still working through which metrics & KPIs we are going to disclose in the future so there may be some KPIs we don’t share today that we may share in the future. There may also be some numbers we share today just to give you a baseline that we don’t share in the future. As a matter of fact, over the next few weeks, we are going to be talking to many of you to better understand which metrics & KPIs we should disclose on an ongoing basis. Now with that I’m going to turn it over to Taylor to tell you a little bit more about Dragoneer. Let’s get started.

Mr. Gilland:

Thanks, Reggie.

We at Dragoneer are thrilled to be part of the team reintroducing Cvent to the public markets

I’ll give you a quick refresh on Dragoneer and our investment strategy:

The core tenant of our investment philosophy is to look for the most exceptional companies on earth and find a way to partner with them for the long term

What does exceptional mean to us? It’s really 3 things:

a)	First – companies with sustainable differentiation and deep durable moats

b)	Second—excellent economic models that create significant cash flow over time

c)	And third, but maybe most important – extraordinary management teams who have demonstrated an ability to build enduring franchises

By partnering with these companies, and holding on for a long time, we position ourselves for outsized upside potential, while limiting the risk of capital impairment

For the past decade, we have found these exceptional companies in both the public and private markets, including investments in marquee software businesses like Snowflake, Datadog, Twilio, UiPath, and Procore Of the companies we’ve invested in privately, 38 have gone public, and now with our SPAC, we have the opportunity to leverage our experience at the intersection of private and public markets and partner with a clear market-leader led by a phenomenal management team

We’ve got a summary of our investment thesis laid out on this slide, but I want to take a second to talk through a few of the things that get us so excited about and why CVENT is a Dragoneer company:

a)	We have always had a strong bias to invest in SaaS businesses that are market leaders, which is exactly what we believe Cvent is in the event management software industry

b)

Cvent has spent two decades investing in innovation and customer-centricity, Cvent has developed sustainable differentiation with (i) a strong brand that is ubiquitous in the industry and (ii) powerful network effects between event planners & marketers on one end, and hospitality businesses, on the other

c)

There is a growing new business that is starting to move the needle for CVENT. Attendee Hub and related virtual and hybrid use cases represent an increasingly meaningful path for future growth. Customers that we spoke to indicate a strong preference to buy their virtual event solution from the same vendor who provides their in-person event solution. The same event planners will be doing both, and they prefer to use the same platform. As we emerge from COVID, we see an opportunity for events to move towards ‘hybrid’ offerings, utilizing a combination of in-person functionality and virtual functionality to support the same event. CVENT is prepared to serve those customers in virtual use cases.

d)

The company has a long history of sustained growth with profitability, with a highly recurring revenue model that delivered operating margins even in a pandemic year, demonstrating the resilience of the economic model.

e)

Lastly, but perhaps most importantly, over the past 6 months, we have spent countless hours with multiple layers of management. We can say without a doubt that the quality of the management team is among the best that we have ever seen, with a customer obsession and entrepreneurial spirit that permeates throughout the company. Mgmt’s tremendous execution over the last 18 months in building and rolling out the industry leading virtual product is a testament of the skill of this team.

We think CVENT being private for the last 5 years allowed the company to reinvest in building a foundation to drive growth over the next decade.

1.	Vista’s impact on the business has been an overwhelmingly positive

2.	Every stone that we’ve turned over as part of our diligence process has indicated that Vista has preferred investment in future growth vs near term cost savings. A few specific examples to call out:

a.

The investment in Flex. Which was a complete rebuild of CVENT’s core product pre-COVID on a best-in-class tech stack. Reggie will talk about it more, but this was an endeavor for the company. The fact that the Company invested in this platform enabled the pivot to virtual over the last 18 months.

b.

Investment in systems. During Vista’s ownership CVENT transitioned their ERP from Great Planes to the most recent cloud-based Oracle ERP. They have invested in best-in-class systems throughout the Company.

We also think it’s important to note this remains a founder led company with a deep leadership team. This is not a CEO that’s been put in to run the Company for a couple of years and bring it public. This is a team that is poised to drive growth for the next decade.

We are making a significant investment as part of the transaction and we’ve done business diligence as part of the process.

This includes talking to over 100 industry participants

And numerous sessions with different layers of CVENT’s management team.

We did a phone survey to measure NPS of Cvent vs. competitors. In our phone survey, Cvent had the highest NPS score of any event tech company that we measured in our survey. This didn’t surprise us.

We then broke out NPS specifically for CVENT’s virtual product. And what we found there did surprise us: CVENT had the highest NPS of any of the players in the virtual space that we measured in our survey including Hopin despite it being a relatively new product line for CVENT.

Cash sources for the transaction are to come from the SPAC trust account, Dragoneer’s own funds and PIPE proceeds. All cash will support the balance sheet by paying down debt or remaining as cash to support growth initiatives. No existing shareholder is selling a single share.

We think it’s important to note that unlike most other SPACs, the SPAC that we are doing this with – Dragoneer Growth Opportunities Fund II – does not have any warrants, so we think the structure is extremely efficient from a dilution perspective and we think simplifies the go-forward story.

With that, I’ll hand it back to Reggie.

Mr. Aggarwal:

Thanks, Taylor for that introduction. Let’s get started. So, what is Cvent and what’s our value proposition? We’re a SaaS platform that serves as a single source of truth and helps our customers plan, market, and organize their meetings & events for their Total Event Program. Fundamentally, our software helps our customers grow their topline revenue and drive engagement, while reducing OpEx and ensuring greater compliance Our tools are used to build event websites, power event marketing. Manage online registration and ultimately drive higher engagement. Because of the pandemic, we now have a full virtual solution. In addition, our hospitality marketplace helps our customers find the perfect hotel venue for their event and it gives hoteliers the tools they need to capture and maximize their meetings & event business. We believe we are best in class in each of these modules.

Our customers can buy them individually, in which case it’s a great opportunity to land and expand. Or they can buy the whole platform. Before I talk about our future, I wanted to build a bridge showing you how the company has transformed from 2016 when we went private until today. As you may recall, we were public between 2013 – 2016. During the time we were public, our biggest competitor and a leader in the space was a company called Lanyon, which was owned by Vista Equity Partners. Cvent was outperforming Lanyon in the marketplace and by 2016 we took a leadership position. Despite this, Vista still loved the space. They decided to double down, and they made an unsolicited bid for Cvent.

In 2016, Vista took Cvent private and merged Lanyon into us, combining two of the market leading companies. There were some big positives from acquiring Lanyon: We got some great engineers and salespeople that deeply understood the industry. We also picked up a $130M in business which helped us increase our scale. But there were some challenges: Lanyon’s overall growth rate was slightly negative This had a temporary negative impact on our growth from 2017 – 2019. To put this in perspective, we were $230M business at the time and Lanyon was a declining $130M business. It was a huge undertaking but, we were successful in merging Lanyon operations into Cvent and getting the full company back in growth mode. One of the strategic goals of the integration was to ensure we emerged as one unified platform with no overlapping products. So we combined our roughly 500-person tech team with Lanyon’s roughly 100-person tech team and we built an entirely new comprehensive single unified platform, on a modern tech stack that leveraged the best of both companies. In addition, we also built out a number of new modules, depicted by the red arrows on the slide. The most exciting part though is, we built our brand-new virtual technology on top of it, using the same developers and code, so it continues to be one unified platform. This is a huge competitive advantage, especially against the companies trying to do a roll up strategy. In addition to building an entirely new comprehensive platform, we also transformed from a small fast-growth company to a fast-growing company operating at scale. We almost tripled our revenue, doubled our headcount, which includes growing our R&D from 600 to 1,200 and increased our customer and market penetration. Because of this scale across the entire business, we believe we were the global category leader. The one big point I want you to walk away with is during the five years we were private, we truly invested in the business. Not only did we build a brand-new platform, but as Taylor mentioned we also invested across all company functions from sales to marketing to client services to finance. We wanted to invest for the future, and not just focus on short term EBITDA. Now we’ve covered what we’ve been doing as a private company. I wanted to address some other questions like why we are going public and why we are doing it via a SPAC.

First, why are we going public? There are a few reasons: First, access to capital; in particular to help us pay down some debt & to help fund acquisitions. Second, employee retention; it is nice to be able to give public currency out so people can understand the value rather than when you’re a private company

Third, branding; That transparency & credibility of being public helps us build our brand and get more customers. Fourth, we are built to be public because we have a long-term horizon, and we have predictable recurring revenue.

The next question is why go public with a SPAC. SPACs were made for companies like us – a company who has a great story, but it takes a little bit of time to understand. We thought by using a SPAC we could get out our story in a more effective way. There are 3 advantages of going with a SPAC. First, unlike an IPO, investors can have multiple meetings with you and do some due diligence. For example, several investors who invested met with us 2-3 times and these weren’t simple one-hour meetings. And because they were able to do some diligence, this allowed them to get to know our story better. Second, we can give almost 3 years of forward guidance, and not just focus on what happened in 2020 & 2021. We think by giving you 2022 & 2023 guidance, it really helps understand our story better. Third and finally, we found a great partner in Dragoneer. Dragoneer really drilled in by doing multiple weeks of deep diligence on Cvent. It’s great to be partnered with someone that has taken the time to understand the story and now has strong conviction on our business.

Mr. Aggarwal Cont’d:

Currently, we have 23K customers, we are forecasting over half a billion dollars in revenue, and we’re growing close to 23%+, for the foreseeable future

When we were public, we beat and raised all 11 quarters.

We know the asymmetric damage when you don’t hit your numbers

And to give you further confidence, if you look at our 2021 numbers, by the end of June, we had over 90% of our revenue recognized or contracted. So, my CFO lets me say “2021 numbers are in the bag”

Let’s jump right into some more numbers:

Pre pandemic, more than 95% of our revenue was focused on in-person events… and we were A clear leader

When the pandemic hit in 2020, it was like a freight train, as the entire world shifted to virtual. These headwinds caused a temporary hit……. But overall, our company’s performance showed the durability & resilience of our SaaS subscription model, & the strength of our multiyear contracts. It is also showed the deep dependency our customers had on our platform. Our revenue was only down 13%. And during that same period, we increased our adjusted EBITDA margin by 600 basis points. This combination of having a resilient model with the strong foundation that we built over the past 20 years, has helped turned those headwinds, into tailwinds, and now we’re back into growth mode.

Now the most exciting part is, we believe we are at an inflection point, where the future of events isn’t just virtual, but a combination of virtual, in-person, and hybrid events. And Cvent is well positioned to win this market. As an investor, I think the key things for you to understand are:

1) We have a massive TAM of $30B. To be clear, this $30B TAM is just for business events. It doesn’t include sporting events, concerts, and other consumer like ticketing events.

2) We are a market leader

3) We have a powerful, modern, and integrated end-to-end platform for virtual, in-person, and hybrid events.

4) We are in a great position to disproportionately benefit from, the digitization going on in our industry

But most importantly, we’re an execution machine. We have grown for over 60 straight quarters, except during the pandemic.

The Meetings and events are a 1 trillion-dollar industry. When we were public, I used to tell investors… it’s the biggest industry you have never heard of. A typical organization spends 1-3% of their top line revenue on meetings and events. Here are some customer examples. This slide shows just 3 of our Fortune 500 customers that combined spent 3B dollars on meetings and events annually. One of those customers is a Fortune 500 pharma company with $40B in revenue, and they spend 2% of their topline revenue…. About $850M dollars, on meetings and events. We know the meeting spend of these 3 clients, because they’ve been directly confirmed by the customers. For the pharma company, out of the $850M of meeting spend, they track $430M of that through the Cvent platform. The magnitude of event spend in an organization is quite staggering. That’s why one of our real competitive advantages is that we have a module for budgeting, for sourcing, for procuring, and for compliance. Our platform not only helps our customers optimize their spend, but also helps them grow their topline revenue & engage with their customers.

From the lens of a CMO… almost 75% of marketers believe that events are their most important demand generation tactic that they have. Which is why, it’s not surprising that a typical B2B company, spends about a quarter of their marketing budget on meetings & events. Probably, making it the largest category of marketing spend and probably the least digitized. This is why we have such a large opportunity. When covid hit and everything went virtual, we redeployed the majority of our 1,100-person tech staff. Now this team worked day and night, and in just 5 months, we developed the next generation virtual platform. And here’s a glimpse of the product.

We launched the new virtual platform by using it for the first time, to run our customer conference in August of 2020. Shortly after, our virtual product took off like a rocket ship.

And here is the result… $266M in virtual related bookings in TTM. And what we are showing here are some of the modules needed to put on a virtual event. The big circle in the middle is the $70M module that represents the actual delivery or streaming of the virtual event. The small circles are the other modules such as event registration, event websites, and other virtual related products that are necessary to execute a virtual event. When you combine all these modules, that’s how we got to our total of $266M in virtual related bookings.

This next graph gives you a sense of how much our virtual related business has grown over the last 18 months. We grew from just $32M in 2019 to $266M in TTM. Two things I want you to remember:

1)	How fast we launched and grew our virtual product

2)	How fast we pivoted our entire business to support virtual events and this massive growth we’ve seen over the past 18 months

We believe, when you look at the event focused software companies, we are now a market leader in virtual in terms of revenue, employees, and engineers. And this incredible growth trajectory is just starting. As we move forward into a world of hybrid events, demand for our solution is only going to accelerate.

Now let’s talk about the new event landscape. I’ve been using these terms, so now let’s talk about the advantages of each. Virtual events deliver incredible reach, at a low cost. In-Person events, allows attendees to build deeper, stronger relationships and have higher engagement. Industry studies, and what we’ve seen, have shown engagement is 3x higher in in-person events. Hybrid delivers the best of both worlds and allows the attendee to attend either virtually or in person.

While a hybrid event gives a lot of flexibility to an attendee, it adds incredible complexity to the organizer. Delivering two different, but consistent experiences over one event, requires a sophisticated and powerful platform. When you combine our new and modern core platform with our brand-new virtual solution, we believe it’s going to be very difficult to compete with us post COVID.

According to Frost & Sullivan about 45% of technology spend will be for in-person events, and the remaining 55% will be split between virtual & hybrid. What is clear is that every organization is going to have to deliver all 3 models because that’s how their attendees want to engage with them. This will be the modern live engagement channel for marketers, and it needs to be on one platform.

Now let’s talk about how virtual & hybrid events have dramatically expanded our TAM. This expanded TAM is being driven by 3 fundamental shifts: First, More Attendees – we’ve already talked about how virtual events attracts more attendees. Second, More Events – because virtual events are lower in cost to host… and lower in cost to attend, it naturally leads to a higher number of events being organized.

Finally, more event technology – whether you are doing a virtual or hybrid event, you just simply can’t have your event without an event technology platform.

When you combine these 3 fundamental shifts with the accelerated digital transformation going on in our industry, it’s not surprising that our TAM is $30B. $4B is Hospitality Cloud and $26B is Event Cloud.

Let me drill into the $26B of the Event Cloud. About half of it is in-person, about a quarter is virtual & a quarter is hybrid. Another way to break it out is Domestic vs. International. The TAM in the US is 60% and the Rest of world is about 40%. One thing we’ve learned over the years is other countries tend to be about 5-7 years behind in enterprise software. But because the world was forced to adopt technology during the pandemic, we believe the global opportunity is more near term.

This next slide is a bottoms up analysis of the event cloud TAM. Frost & Sullivan broke down the US market into enterprise, midmarket and small customers based on the # of employees. Then they estimated the TAM for companies in each size band. They believe Cvent will be able to serve a higher percentage of larger enterprises, 75% of them at the highest size band, going down to 2% for the smallest size band. As an example, if we look at the Mid-Market size band of companies with 200 to 2,000 employees, there are 49 thousand companies in that segment. Frost & Sullivan estimates that 45% of those 49K companies are potential customers for Cvent products. For that band, the total number of addressable companies is 22K. Each of those companies has a TAM of $144K Thus, the total TAM for all companies in that Segment is $3.2B.

Now that we’ve talked about our expanded TAM, I want to talk about how all these organizations we just discussed are spending more on event technology. If you recall, companies spend a trillion dollars on meetings and events annually. This number is likely to go down a little, because less people are going to be traveling to in-person events. However, because of the rise of virtual and hybrid, and the need for a fully and comprehensive event platform, a larger portion of an organizations meeting, and event spend will be on event technology. Let’s see how this translates to bookings

One of our clients is a US based association that pre-covid, spent over $350K a year with us. We know them well … they have 400 employees, they’ve been a customer for several of years, but most importantly, we understand their total events program, which is all the events they manage at the organization. Pre-covid, we estimated the potential size of the account was $700K. And our share of wallet, as I mentioned was $350K. So not bad, we had about 50% penetration into the account. Fast forward today, they bought Cvent’s virtual product, and they’ve massively expanded the number of events they organized and the number of attendees. They’ve grown their contract with us from over $350K to over $3.5M, and they have room to grow another $3 to $4 million. I want this to sink in – Who would have thought that an association with 400 employees could spend $6-7M a year on event software? This shows you how much our industry is changing. But this is not an isolated example…

We literally have hundreds of customers that have already more than doubled their spend with us, and we’re just at the early stages of adoption. Here are a few examples from our corporate customers. And we’re seeing the same thing with our non-corporate customers.

This TAM multiplier is happening now. It’s only going to accelerate when hybrid events become mainstream. What’s exciting is this is just the tip of the spear. Over the next 12-18 months we expect thousands of customers will make this transition, and over the next three to five years it’s going to be virtually all our customers and prospects. Don’t forget, the attendees want to engage with these organizations on their terms. Every organization is going to need to provide all 3 event delivery modes to stay relevant. To sum it up, when you combine these 3 trends: more attendees, more events, and more technology, you get a multiplier effect. You aren’t just incrementally expanding the TAM; you are multiplying the TAM.

Now I’ll talk about one final differentiator for our platform, and it’s a big one! We’ve built a multi-billion-dollar marketplace – the Cvent Supplier Network or CSN – to connect event planners to hotels when planners are ready to book event space. CSN is like Expedia but for hotel event and meetings business. To show the prominence of CSN, here is the volume of business that flows through the network.

Event planners sent through $18 billion of event business in 2019 alone. Even in the pandemic—when no one could meet at a hotel—almost $9 billion still flowed through the system. But more importantly, our unique ability to leverage our Event Cloud and Hospitality Cloud allows us to monetize both sides of the ecosystem and create a true network effect.

This concludes the first part of the presentation. The next part is going to focus on how we win–

Through our technology & platform, through our go to market execution & strategy and finally through our people & culture.

Mr. Quattrone:

Thanks Reggie. Cvent has always been a product first company and we believe we are still in the early stages of the digital transformation of the events & hospitality industry.

Therefore, we continue to invest aggressively in our R&D and why we have approximately 1,200 full time staff in Technology.

We want to make sure we are always innovating & adopting the newest technologies so we can continue to drive the industry forward like we have done for the past 21 years.

Our product teams operate in a fast-paced agile environment allowing them to continuously release enhancements to existing products as well as launch new offerings in response to shifting market needs.

We have a true DevOps culture here at Cvent with year-round cloud operations representations in North America and India. Allowing us to offer our customers a highly scalable and redundant solution with permissioning & data privacy baked in.

Our enterprise focus on innovation, security and scalability is why 50% of the Fortune 500 are our customers. These customers representing major industries like banking, technology, and health care. They demand the highest standards from their vendors and Cvent continues to deliver for them.

We all know how quickly technology can change and how important it is to stay up to date if we want to remain a market leader like Cvent has over the years.

This is a high-level view of the technologies we currently utilize across our product portfolio. Cvent is continuously evaluating and modernizing the paved road technologies that we employ.

We need to make sure we are using the latest and greatest building blocks to meet our customers’ needs.

For example, our Virtual Attendee Hub and Cvent Studio streaming solutions are built on top of Amazon’s AWS Chime, Elemental and Interactive Video Services.

The Cvent architecture and design methodology can be summarized as an AWS cloud-native micro-services-based solution built for flexibility, scalability, and cost optimization.

From the end users’ perspective, our products are built as single-page application allowing for better workflows, ease of use and consistency across our browser based and native mobile solutions.

I just talked about how we have a culture of constantly modernizing our tech stack, let me explain what that means from a client’s perspective.

Starting in 2017 with those current paved road technologies, Cvent has rebuilt existing solution from the ground up like our Registration, On Site and Mobile solutions and then launched brand new products like our Virtual Attendee Hub and Cvent Studio in 2020 & 2021.

Creating a brand new, fully integrated next generation product suite for our customers.

In addition to our Attendee facing solutions, we have also redesigned the Planner side of our platform with a focus on ease of use and product adoption across the Enterprise.

The Cvent platform empowers our customers to handle all their event technology needs regardless of an event’s size, complexity, or delivery channel.

The Cvent platform is a single solution for our customer’s Total Event Program allowing them to truly scale their operations with confidence & flexibility, while giving them the most value for their event technology investment.

In today’s environment, live engagement is one of an organizations’ most impactful channels. Cvent helps to power their success with everything in one place—a single source of truth for all your event data:

•	attendee lists

•	speakers & sessions

•	exhibitors & sponsors

•	and now your VIDEO & ON DEMAND content…

•	as well as critical marketing & engagement data…

All has one place. And ONE INTERFACE to deliver an end-to-end attendee experience, from event marketing & registration to, attendee engagement: over the web and mobile devices, and to all of your onsite needs and even post event communities.

In addition to the core platform itself Cvent is also investing in our APIs and a robust developer marketplace.

Allowing us to create value across the broader event and marketing technology sector.

Making us the system of record and the heart of this ecosystem when it comes to live engagement.

Currently over 2,000 Event Cloud customers have access to at least one integration.

Representing approximately 22% of our customers who contribute 62% of our Event Cloud revenue.

Now that I’ve framed up the technology organization, let’s take a closer look at the new products and innovations that our team has delivered.

Brian, McNeel I’ll hand it over to you.

Mr. Keenan

For this Event Cloud Platform & Differentiation section, to keep it interesting we will be bouncing back and forth between two of us. I am McNeel Keenan and will be tag teaming the section with Brian Ludwig. Okay, let’s get started...

Pre- Covid, these three channels were mutually exclusive: in—person events, webinars, video content. In an organization, there were entirely different teams responsible for each of these areas. These teams looked to entirely different technology providers to meet their needs. When the pandemic happened, there was rapid convergence. Teams that had never worked together, were meeting daily. Quickly, they needed to align on strategy. They needed a unified and long-term execution plan for this new channel- their Live Engagement Channel. And now, they are looking for one solution to meet their newly defined requirements. One of the biggest changes from the pandemic was a fundamental re-think of the webinar. That ‘voice over the PowerPoint’ format had not been questioned for over a decade. Quickly, marketers and organizers alike found that higher engagement levels could be achieved with virtual events than they saw with webinars of the past. This led to accelerated pipeline. So why is this?

These virtual events feature broadcast quality video at the center of the live stream. They feature not just one way information sharing, but two-way interactive experiences. Better connecting attendees to speakers and attendees with other attendees. they include new ways to allow sponsors to join the community and achieve the brand awareness and lead generation that they are looking for. And all of this has led to event marketers creating more video content than ever before. which leads to new ways to continue to keep the audience engaged on their own time, with on-demand video. Long term, we believe that virtual events will replace the webinar of the past and will be a critical part of every organization’s live engagement strategy.

Mr. Ludwig:

So as McNeel pointed out, webinars of the past have evolved into virtual events. Event programs at large have evolved as well. Organizers are now requiring a platform that can manage their Total Event Program, including nearly any event TYPE—internal or external; small or large; simple or complex; recurring or once a year; domestic or global. And this is exactly what our platform delivers. Not only should the winning platform handle nearly every TYPE of event, but it also needs to handle every delivery MODEL. Imagine the complexity when you need to deliver events across all 3 models, in-person, virtual, and hybrid. And there is now a 4th model that’s becoming an expectation… And that is On-Demand – think “Netflix” for events. The modern-day marketer is tasked with managing and driving live engagement across all channels. Solving for the Total Event Program is a major differentiator. And we believe we are positioned to capture a disproportionate share of the now larger TAM because we can power nearly all events across an organization.

I know you’ve seen this image before, but I am going to take us a layer deeper. Not only do we handle nearly every event type under one platform, but we facilitate management of the entire event lifecycle within each event. Today, many organizers will mash together manual processes or a myriad of point solutions to accomplish all that you see on this page. That approach is not only highly inefficient, but we believe it also doesn’t optimize event ROI. We’ve built this platform over 21 years, and in the last several years it’s been modernized on the latest tech stack. Each of the spokes of this wheel have 50-100 features. Organizers can leverage 1-2 modules or the ENTIRE platform. We sell it both ways. Let’s now take a spin around the wheel.

•

Starting here at 12 o’clock, we offer our Strategic Meetings Management, or SMM, solution for customers with large, complex event programs. Our SMM solution is intended to help organizations manage their internal and external meetings program more efficiently and capture untracked meeting spend. A fortune 50 pharma rolled out Cvent across 100 countries with sophisticated meeting policies and governance built in. They pay us $12M in total contract value.

•	Once an event is approved through our workflow tools, a venue can be sourced through the Cvent Supplier Network.

•	Great, now the planner has secured the perfect venue. They can then set up diagrams to safely optimize the space for whatever the purpose of the event is, whether it be education or networking.

•

Now the organizer needs to lock up great content. We provide a call for papers process to solicit speakers and topics. Those can be scored, awarded, and then slotted into the agenda. Speakers then have access to a portal to submit final decks and keep track of all deliverables in advance of the event. A 3-day conference could end up with over 100 speakers. It is a complex and large task to manage all of that without a purpose-built piece of software.

•

Now that awesome content is lined up, it’s time to pack the room, whether in-person or virtual. We provide tools to market the event, including design of an event website, email campaigns, SEO tools, etc.

•

Part of the appeal of an event is the opportunity to meet with exhibitors and sponsors. We allow the organizer to book exhibitors, manage the show floor, and provide valuable exposure and ROI to their partners.

•

Now it’s time to handle registration. This module boasts about 500 features. An organizer can build a simple or dynamic registration experience that can be tailored for each audience type, like clients, prospects, VIPs, members, non-members, etc. The registration experience can also collect fees, session selections, travel bookings, guest registration, you name it. This flexibility allows us to cover nearly any and every event type.

•

Post-registration, attendees will have access to the Virtual Attendee Hub which allows for schedule building, networking, and generating excitement prior to the event. Once the event date arrives, virtual attendees will leverage this environment as their “virtual event lobby” for watching live content, collaborating with others, perusing the on-demand library, interacting with polls, surveys, Q&A, chat, video roundtable discussions, and games.

•

Others will be heading to the event in-person. We allow for safe and contactless check-in kiosks and badging. Furthermore, we have ways to track individual session attendance and interactions across the event floor like product demos, meetings with exhibitors, etc. We digitize the physical footprint of the attendee to deeply understand engagement levels and interest areas.

•

We provide a native mobile app for attendee access to the agenda, speaker list, attendee list, exhibitors and sponsors, floor map, FAQ’s, etc., etc. This can be a fit for any event type, but a mobile app has become a must have for in-person conferences.

•	In advance of the event or from the mobile app on the fly, attendees can schedule appointments with each other. We even offer smart AI-based recommendations.

•	You all attend banking conferences and know very well the power and importance of pre-scheduled 1:1 appointment.

•	Exhibitors or the show host may also pre-schedule appointments.

•	When the attendee shows up for that appointment, the exhibitor checks them in and scores them via Cvent LeadCapture.

•	“Drive-by” visitors can be scanned and scored too. Mind you, that this applies to both physical booths and virtual booths that we power.

•	The qualification details of these interactions can flow directly into CRM systems for fast and smart sales follow up.

•

On that note, as we all know, external facing events are often held to drive pipeline, so conversion of event attendees into dollars is critical. We generate a stack rank of all attendees by engagement score across all virtual and in-person interactions and touchpoints. We integrate that into marketing automation software and CRM systems so that sales and marketing teams can follow up with the hottest leads first and have a deep understanding of interest areas. This helps ensure that leads generated from events drive a real ROI.

•

Events capture a ton of data. We have hundreds of reports that enable slicing and dicing of data to deeply understand success of individual events, but also to analyze which events are yielding the most positive return which helps organizers prove out the value of live events as a key marketing channel.

It is likely obvious how every one of these modules applies to an event with in-person attendees. But most of this is needed for virtual events as well. For virtual events, you need speakers and marketing and registration and a mobile app and networking and appointments, and conversion of leads. In fact, the only items on this page that a virtual event would NOT need is venue sourcing, venue diagramming, and onsite solutions. After sharing this detail regarding the robustness of our event management platform, you likely have a stronger appreciation for why we have a 1,200-person technology team constantly building, iterating, and innovating.

We now want to drill into a few key areas of the platform more deeply. On the left you see an event website that a prospective attendee would review prior to registering. From that page, they can access a branded and tailored registration experience. In the middle you see the Virtual Attendee Hub that registrants would have access to after registering, during the event, and perhaps for many months after the event as well. On the right, you see the same Attendee Hub, but in a native mobile app form factor.

The details of the event including color schemes and design, sessions, speakers, exhibitors, and attendees are all set up in one singular platform and flow into all these environments. This provides for a clean, consistent, and personalized experience for attendees. Not to mention a simple set up process for the organizer… far better than cobbling together multiple point solutions and doing a series of exports and imports of core event data and attributes. I am proud to share that we’ve won several awards for both attendee experience and end user interface.

Mr. Keenan:

We are very proud of the virtual experience we have built over the past 18 months. We believe we are extremely competitive and continue to invest heavily in this area. At the end of the day, a virtual event experience is not just another website. It isn’t another collection of online videos. Nor does it have to be an online representation of a real-world environment like a hotel or convention center. It is a virtual event. And we have built a solution that embraces the digital medium for its inherent strengths.

A virtual event delivers that sense of togetherness. That sense of excitement, where content comes to life, communities are built, and sponsors can share industry insights and make valuable connection to prospective buyers in the community.

As I said earlier, virtual events are centered around video, and the video has to be great. At our recent user conference, Cvent Connect in Las Vegas, we announced a major leap forward in live stream production with the announcement of Cvent Studio. It enables marketers and planners to produce broadcast quality content, all through web-based solutions purpose built to bring together remote speakers and directors with their audience.

Now when we look the virtual competitive landscape, we bucket our competitors into 3 categories: video conferencing, webinar, and virtual event point solutions.” We believe our solution is strongly positioned to win against each of these types of competitors. Let me drill into each ...

1)

With the video conferencing providers, event organizers have to address the pervasive video conferencing fatigue that their audiences face in the day-to-day world of remote work environments. It has to be different than the last meeting they just left. These tools also don’t offer the opportunity to engage in multiple ways nor do they support the full event lifecycle. Finally, when it comes to scaling a program, they can’t support the total event program nor the automation and integrations requirements that come with it.

2)

Webinar providers- have struggled to adapt to the rapid shift to video first formats. This has left them trapped with rapidly aging core products with outdated engagement paradigms. and without solutions for in person or hybrid events, it’s hard to provide a one stop shop that marketers are looking for. Finally, some providers achieved stickiness through deep martech integrations. which Cvent already has in place with over a thousand of our current customers making it easier for us to go head-to-head with incumbent solutions.

3)

Finally, virtual event providers. First, they offer lackluster registration capabilities for virtual events. Many competitors claim a ‘platform’, but this was achieved through heavy reliance on an inorganic growth strategy which leads to poor user experiences and data silos that are not characteristic of an actual platform like Cvent’s. While we didn’t have the first virtual event solution in the market, we have invested heavily and now have a leading industry solution in Virtual Attendee Hub. It’s built on the cvent platform which support not only the full event lifecycle, but event programs at scale.

All of these categories offer very limited or recently acquired solutions to support a great onsite experience which inhibits their ability to power the total event program with virtual, hybrid and in person events. With that said, this is a good time to bring Brian back to talk more about our onsite capabilities.

Mr. Ludwig:

Remember, we built out and evolved our in-person event tech over 21 years, and we then developed our virtual capabilities right on top. Mastering in-person events was no easy feat. There are endless complexities and having now had two decades of development to mature our solutions to address these intricacies has served us well. As an example, on this page you see the onsite event tech that we brought to market, ultimately democratizing the onsite digital landscape. On the top left, we see a registration check-in desk powered by our software, and below that contactless session check-in, and to the right of that, contactless lead capture at a booth. In the middle, an example of real-time analytics for the organizer and key stakeholders to measure event success live up to the second. We’ve now managed almost 5 million events and almost 200M registrations. This is event management at scale. Of note, in-person events as a percentage of Cvent total events managed has been steadily climbing month over month in 2021. We expect this trend to continue and likely accelerate as we emerge from the pandemic and in-person events continue their recovery throughout 2022. Bottom line is that we believe point solutions focused on virtual-only events will have a difficult time competing in this returning in-person events space.

Meetings & events are regarded as perhaps the most effective marketing channel for engagement through the customer journey. As such, events are a core part of the marketing cloud. It is critical to CMO’s and marketing operations executives to integrate event engagement data with CRM and marketing automation solutions. With Marketo as an example on the right, the marketing team can keep Cvent and Marketo in perfect sync so that campaigns being executed from Marketo are paying credence to core event activity taking place in Cvent. Our solution’s Salesforce integration, shown here on the left, is unique in that it empowers sales teams to drive event attendance by inviting or registering their customers and prospects directly from within Salesforce, mitigating the need for marketing teams to interface with sales to coordinate invite lists. Furthermore, event engagement scores and historic attendee activities are mapped into a specialized area within Salesforce contact record, so that sales has perpetual visibility into the impact that events are having on the buyer’s journey. We also map attendees into the Salesforce campaign object so that it’s easy to report on total dollars closed won that are associated with event attendees. While deciding on next year’s budget and which events to purge or double down on, the marketing team could stack rank event efficacy by dollars in the pipeline or closed won from the attendees of each event. This allows the CMO to shine a flashlight on event ROI and serves as a very powerful data set to optimize on the right event mix for the future.

We received a bunch of questions about how the event cloud platform is modularized and priced. Let’s start with Event Management, which is the event website builder and registration solution. There are just two moving parts:

•	Part 1: There is an annual license fee between $3,000 and $20,000.

•

Part 2: There is a sliding scale price per registrant, dependent on the annual volume of registrations committed. For example, if our customer, OrangeCorp, commits to 4,000 registrations per year, we would price them at $6 per registration or $24K per year. Adding in an annual license fee, let’s call it $6K average – this becomes a $30K annual commitment. Just for the event management module.

Important note to share. Our standard contract terms are “SUM CERTAIN” and NOT pay as you go. The committed number of registrants are paid upfront for the year or sometimes quarterly. Not having a SUM CERTAIN model like this hurt other companies in the events space during the pandemic. Alternatively, for us this model provides certainty and strong revenue visibility.

Let’s look at our fastest growing solution, the Virtual Attendee Hub. This is priced in a similar way to event management. An annual license fee and a price per registrant. We’d charge about $26K more for OrangeCorps 4,000 registrants that we discussed before. Now, we’ve got $30K in event management and $26K in Virtual Attendee Hub, so we are up to $56K in annual contract value.

And we have other modules to sell like Onsite Solutions, LeadCapture, Appointments, Diagramming, and many more. This could easily take OrangeCorp’s annual contract value up to $100K.

Well over half of our engagements are multiple year agreements. If this was a 3-year deal with OrangeCorp, then while the annual contract value is $100K, the total contract value is $300K.

I know that was a lot of detail on the platform and pricing, but those are core strengths and differentiators that enable our customers to yield meaningful event ROI. It is why we win and why we can command a premium. Every day when we speak to new logo prospects we see and hear the following – they are still leveraging manual processes or they are stringing together a series of point solutions, including excel and outlook, to either handle different types of events or to manage just part of one event, like using one solution for event marketing, another for registration, another for virtual environment, another for mobile app, and another for onsite attendee management.

This leads to inefficiencies and inconsistencies for both the attendee and organizer, not to mention the data security risk that it poses. Enter Cvent. We had received questions in advance of today around barriers to entry. The fast digitization of our industry is resulting in event marketers and organizers seeking ONE comprehensive, scalable, secure platform that can be used across a Total Event Program that will drive and capture engagement and yield the best possible event outcomes. It is difficult for our competitors to build a unified solution that can address all of these core needs. Given this challenge, we believe we have a tremendous opportunity to accelerate growth in our business.

Mr. Keenan:

First, we didn’t build Virtual Attendee Hub from scratch. We already had robust solutions for marketing, registration, session management, speaker management, etc. – these are core tenets of virtual events as well and it had all been recently upgraded and modernized. This gave us a head start and a strong base that can’t be underestimated. Second, our experienced technology team of hundreds – with both event industry and technical domain knowledge—provided a faster path to success with virtual events.

Third, and more importantly, we invested quickly and heavily. This investment in virtual was and is the largest technology project in the history of the company. We believe we have more product development professionals working on this than the vast majority of our competitors have in their entire company. While we weren’t the first to market in virtual, these advantages allowed us to not only get in the space but quickly emerge as a leading solution today. We got to market quickly, in less than 6 months. Since August of 2020, over the last 14 months, we rapidly moved from being a robust event platform with a new virtual solution to being a leading virtual event solution in our own right. And that is where we are today. With our substantial continued investment, we intend to further separate ourselves from others. And Virtual Attendee Hub was all built organically on top of the Cvent platform which, as we have said a few times, is a huge differentiator for its ability to support both the Total Event Program, virtual, hybrid, in-person, and the full event lifecycle.

With the emergence of this newly defined, live engagement channel, multiple new growth opportunities now exist.

1)

Return of In-Person- As in person events are beginning to return, we are confident that not only will we capture our disproportionate share of the market, we believe that both planners and attendees alike will have higher digital expectations for in person events than ever before. We are well positioned to meet this need.

2)

We are thrilled with the success we’ve found in selling Virtual Attendee Hub into our client base so far, and Chuck will elaborate on that shortly, but we’ve got a tremendous amount of white space, specifically within our existing customer base, left to capture and we believe a clear advantage given that Cvent is the existing event management system of record.

3)

Prior to having Virtual Attendee Hub. we didn’t play in events that didn’t need registration. now we can attack events that never needed registration in the past. employee networking events, town halls, webinars, meetups, product launches

4)

Year-Round engagement. In the past, most of our customers only had the opportunity to get in front of their respective audiences in a live format a few times a year. These face-to-face interactions were high impact, but few and far between. With virtual and hybrid, customers now have the opportunity to engage the audiences multiple times a year in a live format.

At every different stage of the buying life cycle. Live experience offers flash points to turbo charge engagement and accelerate sales pipeline. Earlier Brian talked about everything we provide in the form of marketing automation and CRM integrations. When companies are running more events than ever before, this makes it even more critical to have these robust, enterprise grade integrations in place- as it would be impossible to operate at this scale without automation to ensure that events make an impact to the organization and maximize ROI.

Year-round engagement has a few implications for our customers and Cvent’s growth opportunities:

Customers can be more agile with events. not a multi month build up to one big bang event. Customers may be moving from 4-5 big events a year to 4-5 events per week. These events are creating more video content than ever before. As I mentioned with studio- we are already helping them make this content as high quality as possible. This content is a tremendously valuable asset that can be used in a wide variety of ways outside of events. continuing to drive digital engagement between events. With more events, where events really are all about bringing people together at a specific place at a specific time- virtual or in person- this is not just producing content. All of this attendee to attendee or human to human interaction, start to form a community- all under our customers’ brand. this can be a tremendous asset to any company. On all three of these fronts, we believe that we are well positioned to enable our customers to take advantage of these opportunities. All 3 of these trends drive new and expanded opportunities for our platform to deliver value. It’s more usage of not just Attendee Hub, but all of our products. But even more importantly... as we’re able to show the power of both video and this community, it creates an incredibly high motivation for customers to put more events on our platform- which is a great network effect. As events not run on the platform, don’t get the same benefits.

I will now kick things to Pete and Bharet to cover the Hospitality Cloud.

Mr. Floros:

Now that everyone has a better understanding of the Event Cloud, let’s go over the other side of our platform, the Hospitality Cloud. As Reggie already mentioned, we’ve built a multi-billion-dollar marketplace – the Cvent Supplier Network or CSN as we call it – to connect event planners to hotels when planners are looking for meeting space. The CSN is the core of our H-Cloud business.

As you can see on the slide, while our technology is the venue for Virtual Events, for In Person and Hybrid Events, you still need physical space like ballrooms and sleeping rooms. Groups and meetings are an extremely important segment for the hotels. In fact, meeting planners spend $123B per year on hotel sleeping rooms. And then tens of billions of dollars more on food and beverage, AV, and other event related expenses. It really is big business.

Let’s take a deeper dive into CSN. With over 280K hotels and venues worldwide, and with planners sending $18.1B of Meeting RFPs through our networks in 2019 alone, we believe CSN is the largest marketplace dedicated to meetings and events in the industry. With these many buyers and suppliers interacting every day, we believe CSN is a product with true network effects. In addition to our CSN, we also have a network called Wedding Spot. WS is designed for couples looking for a wedding venue.

While CSN is focused on corporate meeting planners typically looking for space Monday through Friday, Wedding Spot provides hotels with opportunities to fill their hotels and event spaces on the weekends.

For this reason, we feel WS is very complementary to CSN.

This graphic shows you how our H-Cloud business has evolved over time from just an advertising business in the past, to advertising and software today. After our CSN helps hotels market their venue, our software helps them manage and measure their event business.

Let me give you just a few examples of our software business.

First, we offer a Business Intelligence Suite that allows hoteliers to quickly visualize how their hotel stacks up against the competition. We offer key insights on a number of metrics including # of RFPs received, response times and most importantly the hotel’s win rate. These key insights enable hoteliers to make better decisions when managing their sales teams and how they respond to RFPs. We also help hoteliers win more business with improved proposals. For example, this screenshot is a new version of a product we call Custom Proposals – which is an enhanced proposal that helps differentiate the property (in this case the Cvent Grand LA) vs it’s competition at the time the planner is making a buying decision. Keep in mind that collectively, hotels received 2.9 million total RFPs on Cvent networks in 2019, so any increase in win rate can be very impactful to the hotels. Cvent Business Intelligence and Custom Proposals are two examples of software products that help hotels win more business.

But we also have products that help hoteliers MANAGE events at their hotels. One example is a product called Cvent Event Diagramming, which is a very powerful tool that hoteliers use to quickly configure different room layouts for upcoming events. In fact, we’ve mapped over 400M square feet of meeting space on our platform. The product also has collaboration features, that allow the hotel catering manager and meeting planner to collaborate online, in real time, much more efficiently. Imagine a meeting planner (or hotelier) trying to juggle room layouts across 10 different meetings at the same time and managing all of it on sticky notes or excel! It’s a nightmare and our software greatly simplifies the process. And these diagrams can also be turned into awesome 3D Virtual Tours, enabling the planners to really visualize what the meeting space looks like in real-life. As you can imagine, virtual tours became even more popular during the pandemic, and we believe will become a standard requirement by planners moving forward. In fact, some meeting planners don’t even want to go onsite anymore, they want to see the venue virtually. Here’s a quick video of Event Diagramming and 3D virtual tours in action.

Mr. Malhotra

Pete just walked you through our marketplace and products. Let me drill in deeper. We have over 280,000 hotels and venues, with DEEP and RICH content. This content is designed for meeting planners and has content you won’t see on the OTAs like Expedia or Booking.com. For example, we have metrics like ceiling height and how many people can fit in a ballroom based on different room layouts. For example, classroom vs reception vs 8- or 10-foot rounds. In addition, almost 40,000 hotels have directly integrated with us. This means the RFP goes through Cvent and directly into the hotel’s CRM system. Not only do we have what we believe is the broadest and deepest amount of content, but the true differentiator is the billions of dollars of sourcing volume that flows through the marketplace.

To show the prominence of CSN, here is the volume of business that flows through our networks.

If there is one number, I want you to remember from my presentation, it’s the $18.1B worth of event business that went through our marketplace in 2019 alone. Even during the pandemic—when no one could meet at a hotel – almost $9B still flowed through our network. Just to be clear, THE BIG CHAINS get several billions $ worth of RFP volume each…This is how important the Cvent marketplace is to hotels.

So how do we make money? First, let me address the Online Marketing Solutions. We monetize the marketplace with an annual subscription ad-based model. Here, the customer is the hotel, and the network is free for planners. The annual ad subscription scales up and down by metro area and ad package. For example, Las Vegas ads are more expensive than Charlotte, North Carolina ads. It’s sticky and predictable.

As Pete already mentioned, in addition to advertising, we also sell software like we showed in the Event Diagramming video. All our Hospitality Cloud software is sold as a typical SaaS annual subscription.

Now that you understand our marketplace & our hospitality cloud software, let’s talk about the competitive landscape. Starting with online marketing solutions:

•	We have a few dozen competitors. But based on customer feedback, we believe these competitors are smaller in RFP Volume and many of them are more geographically focused.

•	As we’ve discussed, our biggest differentiator is our Event Cloud that provides the currency for CSN

•

However, our largest competitor are the traditional marketing tactics used by hotels. Examples include all the money that is spent on print media, tradeshows, conferences, FAM trips and reader board services. We believe the digital advertising opportunities that Cvent offers provides a much better ROI than traditional methods.

Now let’s move on to our software solutions:

•

My sales team talks to thousands of properties every year. What we often hear, is that many of these hotel organizations either use home grown or smaller point-solutions. In some cases, they don’t even have toolsets such as Custom Proposals or Event Diagramming.

•

Once again, a huge benefit of having the Event Cloud side of the house is that we have so many planners that also use these software products to collaborate with hotels. This in turn enhances the value of the software to the hotels.

We are a platform with Network Effects. You get both with Cvent. He or she who owns the left side (where the buyers are—which we’ve done with the Event Cloud) is what gets the liquidity in the marketplace for the hotels to create the network flywheel. We believe it’s’ a winner take all space and with our $18.1B in volume, and we feel we are the clear market winner.

Mr. Ghoorah:

Now, we’ll talk about how we Go to Market. I’ll cover our marketing and sales organizations and processes, with a focus on how deeply instrumented we are so we can confidently hit our revenue targets. This agenda page previews what I will be covering and why we are positioned to take advantage of the market opportunities in front of us. As we go to market, we have a dual framework: Win new logos, and Expand the Installed Based through Upsell, Cross Sell and Renewals. As I take you through our G2M strategy, I will show you how we feed both sides of this growth framework with defined plans and funnels for new logos and expanding our base.

Let’s start with Marketing.

This is our marketing organization at the highest level. We have dedicated marketing teams aligned to our two clouds that drive demand. These cloud teams include product marketing, content creation, demand generation, and sales enablement, giving our sales team not only leads, but the follow-on messaging and tools they need to turn leads into opportunities. These cloud teams then leverage our Global Demand Center, for marketing automation, digital marketing, database, and analytics. Our large Marketing team in India is foundational to all our efforts and includes both cloud marketers and shared services functions.

We put in place a rigorous Marketing process that follows the Sirius Decisions demand waterfall where marketing is measured from the top of the funnel with Marketing Available Leads all the way to Sales Qualified Leads.

Throughout this G2M presentation, I will be showing you screen shots of reports that we use every day to run the business because we wanted to credibly take you behind the operational scene. To that end, just like Sales has a Budget versus Actual that we report on monthly, so does Marketing. The Sales budget measures dollars, and the Marketing budget measures leads. We measure lead performance at each stage of the Demand Waterfall to make sure we are on track. Across more than 20 marketing tactics, we can track them through the prospect journey – if the lead is a new logo – and through the customer journey if the lead is from the installed base. Marketing collaborates closely with sales on the tactics and how we are tracking so we add fuel to the fire where necessary.

As a SAAS company at Scale, we have all the foundational elements you would expect for inbound and outbound marketing. A massive database of accounts and contacts, a digital first mindset, and – of course – a robust Events program. But beyond those, I wanted to highlight a few specific tactics that define our approach. First, is Thought leadership Content – it’s a pillar of our marketing strategy because we believe we are “the authority” on the meetings and events world. With this in mind, on the left, we have written a series of Dummies Books – and online blogs – that the industry has gravitated to, driving engagement and leads – especially for new logos. We have literally written the book on the meetings and hospitality industries. On the right, our thought leadership content creation and distribution has won us numerous awards including LinkedIn naming us the 4th best company page in the world, a gold Stevie for branded content campaign of the year around our GDPR, and best B2B Digital Campaign from CMO Asia. We believe award-winning marketing execution like this bolsters our brand, broadens our reach, and sets us apart from the competition.

Another unique marketing tactic is Training and Certification – when the pandemic started, we made all of our paid training offerings free for everyone, as a way to help the industry cope, recover, and stay educated in a time of need. Over 60,000 people have been trained across 172,000 courses. These training and certifications were serious business – it took multiple hours of coursework to complete, which we believe is a strong buying signal. Trained Cvent users buy Cvent products and renew at higher rates.

And noteworthy marketing tactic is The Cvent Community – another source of leads. Nearly 100,000 users have interacted in our online community where they stay engaged with our people, our content, and their peers. Together, the tactics I focused on not only drive engagement, leads, and closed-won deals, but these interactions deliver deep insight into buyer needs which then informs our product roadmap.

Now let’s talk about Sales.

Here’s Event Cloud. We have three core sales teams – one that focuses on the Mid-Market, one on Enterprise Accounts which align closely to the Global 2000, and one that is focused on the large network of 3rd Party Planners that use Cvent’s technology as their tech backbone to run events for their end user customers. In the blue, we have direct sales reps who are our hunters that sell to new logos supported by sales development reps or SDRs. Once a new logo is closed, the account is transitioned to our Account Managers or Farmers – in the red – who are responsible for upselling, cross-selling, and renewals within our installed base. They too are supported by SDRs on a shared basis. Whether hunter or farmer, we have a team of Solution Consultants who are product and technical experts that work closely with our sales executives when needed.

Our Hospitality Cloud sales team is structured in a similar way. We have three sales teams – one that focuses on Strategic Accounts and works top down on the most senior hotel relationships, one focused on the Territory that works from the bottom up with the individual hotel properties in the field, and one that is deployed against Unique Venues like wedding halls. Once again, we have the same hunter/farmer model, supported by SDRs and Solution Consultants.

Our Sales Teams follow a very defined sales process from Quote to Cash. Each stage has specific criteria that must be met for an opportunity to progress to the next stage. As you’d expect of a SaaS company at scale, we have sophisticated systems in place like a CPQ module that governs discounting to preserve margin. This rigorous approach helps us understand how much pipeline we are building – and at what stages – to confidently hit our targets. But hitting targets takes instrumentation. You saw it with marketing, and we have that same rigor for Sales. The report on the left shows how we measure our individual salespeople – it’s literally called “hard work metrics.” It measures hours worked, total calls, and total talk time by day, and more – to create healthy competition. We also have one click dashboards in SFDC so managers can see when proposals are sent out, the conversion of those proposals into business, and performance against quota. Our grassroots approach to sales and marketing – defined by our willingness and excitement for the details even at the highest levels of the company – means we have tight control and clear visibility into performance at all times.

With that foundation, let’s turn to our growth strategy. There are numerous go-to-market advantages that drive our growth. For the event cloud, as more organizations focus on their total event program – as you heard earlier – they want one system of record for events of all types and sizes. We believe this gives us an advantage to win our disproportionate share of new logos. When you combine our large installed base with what we believe is the most comprehensive event technology platform that continues to expand, it gives our account management team a massive advantage to land and expand within the base. As our share of wallet increases, we create more stickiness giving us a great opportunity to lock in future revenue by renewing customers at higher rates. This revenue visibility gives us confidence to Continue to Invest across the board – including in sales and marketing, product development, and M&A.

Here’s a great example of our new logo engine. Between when we launched our Virtual Attendee Hub in September 2020 and June 30, 2021, our Event Cloud hunters brought in over 900 new logos for our Virtual offering.

Our TAM is so large because the customer base is horizontal, meaning unless you are coal-mining company, nearly every organization of any size runs meetings and events. For example, the investment banks all of you work for want 300 C-levels at their conference and so do our non-profit customers that want to get 300 CEOs into their fundraising galas. The majority of our event cloud business comes from the corporate sector; however, we also have hunters deployed against what we call GANE – Government, Association, Non-profit, and Education. Many GANE organizations you may be surprised to learn spend solid six figures with us on an annual basis. Since our platform is built for this horizontal market, it gives us economies of scale as our solutions expand – as we add functionality, this allows us to maximize and monetize our R&D dollars. While we are horizontal, we’re also “vertical industry smart”, which we believe is a key advantage. Our platform is built for vertical industry use cases. For example, we can solve the unique needs of life sciences organizations where compliance is critical – like tracking the amount of healthcare spend related to events for each doctor.

Just like Event Cloud, our Hospitality Cloud TAM is large because our Hospitality Cloud solutions are also broadly applicable across a number hospitality related sector. It’s built for the largest hotel’s chains, helping them find and win event business. But it’s equally useful for individual properties, unique venues, and destinations such as Visit Dallas – tasked with getting meetings and convention business to their city.

Events are strategic to organizations and touch multiple stakeholders – more than you might think. That means we target multiple buyer personas, and you can see some of the most important here.

Similarly, on the bottom, we help multiple buyer personas within Hospitality organizations as well. We help them market, manage, and measure their meetings space and services, and we appeal to everyone from corporate executives at the largest hoteliers, to general managers at individual properties.

When you add it all up – the combined efforts of our scalable marketing engine together with our finely-tuned sales machine, you get a track record of continued success. Our go-to-market team has propelled us into a leadership position in the Event Tech world.

Some interesting stats to highlight:

•	50% of the Fortune 500 use Cvent Event Cloud

•	While we have multi-million dollars deals, no customer is more than 1.2% of our revenue.

Now, let’s talk about our upsell and cross sell opportunity through continued platform expansion across both of our clouds. As we continue to add and expand our solutions, our potential wallet share grows. And this is where our Account Managers come in. Here’s a great example of our land and expand engine. Between when we launched our Virtual Attendee Hub in September 2020 and June 30, 2021, our Event Cloud farmers sold Virtual Attendee Hub into 1,300 installed base customers. Let’s dive into this more deeply.

This slide is very important and talks about the attachment rate of our virtual product to our install base.

We have about 11K event cloud customers, as you can see here on the left graph, bout 1,300 or 12% of them have bought our virtual product. Within those 1,300 customers, 500+ more than doubled their spend(1) and the average increased their spend by 60%, when compared to their pre-pandemic spend.

What’s really exciting is we believe we are just 20-30% penetrated in these accounts. There is plenty of room to continue to grow. Here’s an example: imagine a customer spent 50K on Cvent, when they bought our virtual module, and we increase it by 50% to 75K. Because we’ve only penetrated it 20 – 30% we believe 75K can grow to 100 – 150K just on the virtual product.

We have a thoughtful, strategic, instrumented way to identify and close upsell and cross-sells opportunities. Using data generated from our own Cvent systems, supported by Artificial Intelligence, we have created a “next best sale” model that shows – in priority order – what products should be sold into customers next. This dashboard shows both upsell and cross sell opportunities by product. This visualization is available for every account manager. For example, this farmer can see they have 34 accounts ripe to purchase Virtual Attendee Hub. When the rep clicks on their 34, it will stack rank the probability of close – highest to lowest – as well as size of opportunity.

What informs this Artificial Intelligence? We have algorithms that scan across our system and predict likely buying patterns. For example, here you can see that the model is recommending Social Tables – our event diagramming software – because this customer has an embedded luncheon as part of its event that likely needs table seat assignments. Similarly, our system is recommending we sell event management because the system recognized an RFP was sent to a hotel for a large event, and they likely need to register people for this event. So, you can see how we use intelligence from our own Cvent platform to drive our sales activities. We also take all of the information on current customer spend and contrast that with the unsold “white space” opportunity. Our account managers rely on this actionable intelligence every day. And while I can geek out on these numbers for days, I hope the point is clear:

We pride ourselves on our grassroots mentality to leave no stone unturned. To waste NOTHING and maximize EVERYTHING. This approach will help fuel our growth as a public company.

You just saw how our account managers use white space reporting to intelligently increase wallet share within our customer base, now let’s take a look at the size of the white space TAM. When we apply the Frost & Sullivan methodology that Reggie outlined earlier in the presentation, we arrive at an aggregate whitespace opportunity of $2.7 billion across both of our clouds. Let me stress this – even if we never added another new logo, we see over $2.5B of incremental opportunity within our existing client base. Our team is laser focused on this opportunity and wins are being driven by:

•	The Opportunity for wider licensing of solutions already in use

•	Cross Sell/Upsell of new solutions.

•	And what we believe is the appeal of the integrated platform approach

Our efforts to land and expand are visible in our numbers. At the end of 2019, 41% of our Event Cloud clients used 2 or more of our products, and at the end of June 2021, that percentage had risen to 48%—in large part due to sales of our Virtual Attendee Hub. This is key to our retention because the more products our clients use, the higher their net retention rate is. Clients who use one product, have an NDRR of 88% whereas clients who use two or more have an NDRR of 117%. This is yet another reason why we believe a platform approach is a strategic advantage over our competition who mostly sell point solutions and are years behind delivering a fully integrated platform. Higher spending customers also have higher retention. This customer spend metric has also improved since December 2019, when we had 722 clients with over $100,000 in annual recurring revenue, and now we have 764 customers who spend $100,000 or more with us as of June 2021.

Just like when we increase the number of products, the more our clients spend with us, the more likely they are to renew. Customers who spend less than $100k with us have a NDRR of 102% whereas those that spend $100k or more with us, have a NDRR of 121%. Our land and expand strategy is a linchpin to our overall go to market strategy. Just like we have for cross sells and upsells, we have automated tools to help our account managers prioritize their renewal efforts – and we use data from our own platform to guide these efforts. The first red box shown here identifies which customers are up for renewal and when, so our account managers can begin discussions well in advance of when contracts expire. The second shows the activities reps are doing and whether they are doing enough. This helps sales leaders focus their people appropriately. Armed with this information, our reps have the key information they need to effectively renew our customers.

Mr. Aggarwal:

One final, not just differentiator, but maybe the most important driver of our business is our people & culture. If you really want to understand Cvent, I think it’s worth spending a few minutes on our history and founding. I founded the company in 1999. It was a pretty classic start up story. I founded a non-profit organization, and I was organizing 20-30 events per year while working full time as a corporate lawyer. I was essentially the Secretary, the Event Planner, and the Executive Director. My tools were outlook, excel, and yellow sticky notes….. and boy was it painful. I did what any good entrepreneur does… I simply found a pain point, which was organizing events, and I created the aspirin – that was Cvent.

I funded the company through my savings and credit cards. As a matter of fact, it’s pretty embarrassing to admit this, but to save money I lived at home until I was 35. We were a handful of entrepreneur’s self-funding the business, but something big was going on and the dot com boom was in full swing. Between 1999 and 2000, a Billion dollars of venture capital was invested in our space, online event registration.

We quickly raised $17m and grew from 6 to 125 people in 1 year. 8 or 9 months later, the perfect storm hit... the dotcom meltdown, Sept 11thand reality hit. We had blown through $16.6m out of that $17m and we grew a big fat $1.5m dollar revenue company. We were on the verge of bankruptcy. We had 400K in the bank, and we had 1.5M in revenue. The only thing we could do to reduce expenses was to cut 80% of our team, so we went from 125 to 26 employees so we could survive. It was an extremely difficult time for the company over the next several years, but this when the cvent culture was formed.

Fortunately, we turned it around because 9 of the 11 original management team, stuck by me and the company, and by the way, those people are still with us today. We turned profitable a few years later.

I think it’s important for me to note that we essentially did not raise any additional outside capital between 2002 until we went public in 2013. Instead, with that 400K in the bank and 1.5M in revenue we grew organically until we went public. We built this business the old fashion way, through grit, hard work, & passion. It’s in our DNA to know how to scale a business…. and do it profitably.

One of our secret weapons to grow profitability is our India office. We have over 1,700 dedicated and passionate employees in India. India is our second headquarters because we’ve replicated every single division and sub-division there. We have a saying at Cvent: We went to India for cost, we stayed in India for value, and we’re now investing in India for innovation. We plan to continue to grow it aggressively because it’s a huge competitive advantage

If there’s one thing I’ve learned over the past 22 years, is that the DNA of your company is your people.

And our leadership team is 300 strong, we have been developing them over the last 20 years and they are the most experienced and entrepreneurial team in the industry. If I were to sum up my section, I would say we’ve never seen such a big opportunity in 22 years of running Cvent. This is the most fired up I’ve been, and this is the most fired up my team has been, since we were a startup. We’ve never seen so many new vectors of growth and we’ve never been so well positioned to win this space. Now I will turn it over to Billy.

Mr. Newman:

Thanks Reggie.

There are four key reasons why we believe Cvent is positioned for financial success as a publicly traded company.

First, we know what it takes to be a public company having been public from August 2013 to November 2016, and the executive team that beat guidance in all 11 quarters we were previously public is largely intact.

Second, we have a highly predictable recurring revenue model, and our customer base is broad, diversified, and ripe for upselling and cross-selling.

Third, between 2005 and 2019, we grew adjusted revenue at a CAGR of 36%, and the COVID pandemic is the third downturn Cvent has survived since 2000 – each time Cvent not only survived, but thrived and became stronger, and the same is happening as we come out of COVID.

Finally, our business has significant opportunity for margin expansion, which we have demonstrated on two occasions in the past four years in 2017 and 2020.

Now, let’s go a little deeper into each of these points.

Over 90% of our revenue is recurring, with almost 80% coming from software subscriptions.

The 13% of recurring revenue comprised of recurring services and transactions consists of payment transaction fees for event registrations we collect on behalf of our customers and recurring services we provide to our Onsite and Attendee Hub customers. These recurring services include pre-event and day-of-the-event technical support and rental equipment that are critical to the success of our clients’ events, so they are purchased in a recurring manner in conjunction with the software subscriptions for these products. We consider these services to be recurring because they exhibit the same characteristics of our recurring software subscriptions, such as:

•	They are purchased at the time of the related software purchase,

•	They are contracted on a multi-year basis in some instances, and

•

They typically recur on a consistent basis for the same price and volume each year, such that our Account Managers are held accountable to renew these dollars the same way they are held accountable to renew software subscriptions.

This recurring revenue model, predominantly ratable revenue recognition and our multi-year deal culture – slightly less than 60% of the customer contracts we sign each year are multi-year contracts – make the business highly predictable and provide excellent financial visibility

Two questions we received related to our revenue model are regarding when we start revenue recognition and seasonality. The revenue from software subscriptions is recognized ratably over the course of the contract starting on the start date of the contract, so we don’t have significant seasonality in revenue. We do have seasonality in our bookings, with approximately 35% of our annual bookings occurring in the fourth quarter. This is because many clients prefer to have a calendar year contract term. This results in the first quarter being our strongest quarter from a cash flow perspective.

This predictability and visibility is why, as Reggie previously mentioned, at the end of June more than 90% of our 2021 full-year revenue forecast had either already been recognized or was contractually committed for 2021. By comparison, going into a quarter this metric is typically 90%. As a result, we have a high level of visibility into the Q3, Q4 and full year 2021 revenue forecasts we have provided and believe they have an appropriate level of conservatism. What’s especially exciting for us is that we have turned the corner and are forecasting to return to year-over-year growth in Q3 and exit the year growing at 20% in Q4, setting us up for 20% plus growth in 2022 and beyond.

Our customer base is large and diversified, and we’ve shown the ability to land and expand the relationships with our customers, as evidenced by our 108% net dollar retention rate. We think we can get our net dollar retention rate from 108% to approximately 115% in the future, and here’s why:

1)	First, our updated event management platform, Flex, will increase upsells and retention rates

2)	Second, the addition of the virtual element to our software platform will create more cross-sell opportunities

3)	Third, the multiplier effect Reggie discussed – more event attendees, more events and more technology used at events

4)	Fourth, the need to use one platform that serves as the single source of truth for all event types, virtual, in-person and hybrid, will increase our client retention

As I mentioned at the outset, we have a long track record of being able to grow the top-line at a high rate of growth. Now, there’s a lot of data on this slide, so I want to focus your attention on two numbers, which are in orange. First, 30%—when Cvent was public, we grew by 30%. Second, 22%—the rate the core Cvent business, excluding acquisitions including Lanyon, was growing between 2017 and 2019, and this was despite management having to focus on the Lanyon integration – keep in mind, the Lanyon business was over 50% of the size of the Cvent business at the time of its acquisition, so it was a significant and complex integration – without that distraction, we believe the core Cvent business would have grown by more than 22%. With those rates in mind, I’ll now give some more context to growth rate trend after Vista’s acquisition of Cvent. Following the announcement of Vista’s acquisition of Cvent in April 2016, our growth slowed for two reasons – first, the closing of the deal was delayed until the end of 2016 due to an extended HSR review, creating a prolonged period of uncertainty for our customer prospects and existing customers regarding Vista’s plan for the combination of Cvent and Lanyon, which created a headwind to our growth in the second half of 2016 and most of 2017. Second and more importantly, our growth rate declined because Lanyon was a declining $130M business when we were combined with them. This masked the growth of the core Cvent business, which I just mentioned was growing organically by approximately 22% between 2017 and 2019. Now, you can see from the chart that exiting 2019, the overall business, Cvent plus Lanyon was growing by approximately 20%, and was poised to grow in the low 20 percent range moving forward because the Lanyon integration was behind us. When you think about our top line forecast for 2022 and 2023, which calls for 22% growth, we believe the COVID bounce back alone will effectively get us to that growth rate since the business was on a trajectory to grow at a similar rate pre-COVID. Layer on top of that the impact of the new growth vector created by virtual and hybrid events, and you can see why we feel our forecast has the appropriate level of conservatism. With that backdrop in mind, let’s see how the business fared during COVID in 2020 and 2021 and what we expect in 2022 and 2023.

As a result of COVID, adjusted revenue declined by 13% in 2020. In 2021, adjusted revenue is forecasted to grow by 2%, but there is a tale of two halves as you can see in the chart in the bottom right. Revenue growth was negative 16% in the first quarter of 2021 and has incrementally improved throughout the year as a result of the start of a COVID bounce back and the new growth vector created by virtual and hybrid events, culminating with 20% growth forecasted as we exit 2021. The re-acceleration of growth continues in 2022 and 2023 as we put COVID in our rearview mirror and the events industry continues to evolve with virtual and hybrid events.

Turning to profitability, in 2020, adjusted EBITDA margin spiked to 26% as a result of the one-time cost saving measures we put in place in response to COVID. This was the second time in four years our adjusted EBITDA margin was above 25%—we had a 27% adjusted EBITDA margin in 2017, showing that the business can support higher margins if needed. In 2021, margin is dropping since we have relaxed the COVID cost saving measures to support the return to bookings growth we’re seeing. The continued drop from 21 to 22 is a conscious decision by management to continue to invest in sales and marketing and especially R&D to double-down on the opportunity created by virtual and hybrid events. By the end of 2022, we believe we’ll be in position to dial back investment and begin to expand margin.

On a longer-term basis, here is what we think is achievable in terms of profitability. Now, these targets assume a steady-state revenue growth rate – 10 to 12 percent – not the high growth rate we’re assuming for the next several years given the huge greenfield opportunity ahead of us. A lot of the margin improvement you see in each line is a result of the economies of scale we’ll achieve by the additional top-line scale we’ll create over the next several years. Additionally, it will take significantly lower investment in Sales and Marketing and Research and Development to support a 10 to 12 percent growth rate business as opposed to the current 20% plus Cvent business. At the end of the day, we’ve always ran our business with a balanced approach to revenue growth and margin based on what the current situation calls for in 2017 to 2019, it made sense to take margins down and invest in the business by expanding internationally in terms of additional sales offices and standing up a European data center to support our international business, undertaking project Flex and building a corporate infrastructure that could support a company that was scaling to be a billion plus in revenue in the near future. Then COVID hit in 2020, and we shifted to increasing margins to account for the drop in revenue growth. Now that the impact of COVID is starting to lessen and given the massive opportunity created by virtual and hybrid events resulting in accelerated revenue growth rates, it makes sense for us to invest again and taking our margins down temporarily. This ability to adapt the business to the needs of the day and our proven track record of being good stewards of capital is what gives us confidence that these margins are achievable longer-term. Before I turn it back to Reggie, I’d like to address one more question we received related to our long-term guidance. The question is why there is a big difference between adjusted EBITDA margin and free cash flow margin. One reason is because we have a large amount of capitalized software development costs given the size of our development team and the amount of new product development the team performs. The remaining difference is primarily due to cash taxes. Keep in mind that we currently are not a cash taxpayer in the US due to $449 million in gross NOLs we have as of December 2020. With that, I’ll turn it back to Taylor.

Mr. Gilland:

We spent a lot of time deciding on the right comp set and settled on the list on the left side of this page. We’ve included SaaS companies with similar growth rates and economic profiles to CVENT.

We believe CVENT compares favorably vs. this group on a number of dimensions:

1.

First - the hospitality side of the business is a strong, network-effect driven business. Not many software companies have true network effects, but the hospitality side of CVENT really does. As more event spaces and hotels use CVENT to find customers, and more event planners use CVENT to find event spaces, the value of the platform increases to both sides of the market.

2.	Second- we believe the event management AND hospitality side of the house are both market leaders with significant scale advantages.

3.

And finally, the virtual and hybrid solutions represent what we see as an increasingly meaningful option ticket for future growth. As we’ve seen in other situations, CVENT has a growing smaller business that is starting to have a bigger impact on the growth rate of the overall business.

As you can see here, the deal price is a material discount to this comp set. We wanted to bring a deal to PIPE investors that would get them excited to invest in the business and set up CVENT with a great base of shareholders from the PIPE process. A part of the reason the discount is so significant is because we negotiated the price of the deal in May and June. Comps have moved up since then, but the prices of the deal has remain locked at $5.3B. And here we are on a growth adjusted basis. With that, I’ll hand back to Reggie.

Mr. Aggarwal:

As we wrap up the presentation, there are 4 numbers I want to you remember:

1.	$266M. That’s our TTM virtual bookings, which is up from 32M from 2019. I think it’s fair to say virtual and hybrid are powerful new vectors of growth.

2.

The number 1. We believe that event planners & marketers are looking for one single source of truth. And they are looking for one platform that can handle the complexity that comes with having virtual, hybrid, and in-person events.

3.

18B. That’s the pre pandemic amount of RFP volume that went through our hospitality cloud sourcing tool in 2019. It’s not just a real differentiator, it helps create the powerful network effects between our 2 core customers, event planners and hotels.

4.

Finally, $30B. The digital transformation of the 1 trillion-dollar event industry has created a $30B opportunity that will drive our growth for the next decade and we believe we are well positioned to continue to be a global category leader.

My final thoughts are: No matter how the industry decides to meet in the future, we’ll be there.

You want it in-person? That’s Cvent. You want it virtual? That’s Cvent. You want it hybrid? That’s also Cvent. Thank you for listening.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. The Registration Statement has not yet been declared effective by the SEC. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.